UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT EVENT

BBVA hereby communicates information relating to the free-of-charge capital increase resolved by the Ordinary General Meeting of BBVA shareholders held on March 14, 2014, under agenda item fourth, section 4.2, by which a system of flexible shareholder remuneration called “Dividend Option” is to be instrumented. Accompanying this relevant event notice is an information document describing the free-of-charge capital increase for purposes of article 26.1.e) of Royal Decree 1310/2005, of 4th November, which partially develops Act 24/1988, of 28th July, on the Securities Exchange, with respect to the admission of securities for trading on regulated secondary markets, public bids of sale or subscription and the offering circular required for such purposes.

Madrid, 24th September, 2014

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

INFORMATION DOCUMENT

CAPITAL INCREASE CHARGED AGAINST VOLUNTARY

RESERVES

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

24th September, 2014

THIS DOCUMENT HAS BEEN PREPARED IN ACCORDANCE WITH ARTICLE 26.1.E) OF ROYAL DECREE 1310/2005, OF 4th NOVEMBER, WHICH PARTIALLY DEVELOPS ACT 24/1988, OF 28th JULY, ON THE SECURITIES EXCHANGE, WITH RESPECT TO THE ADMISSION OF SECURITIES FOR TRADING ON REGULATED SECONDARY MARKETS, PUBLIC BIDS OF SALE OR SUBSCRIPTION AND THE OFFERING CIRCULAR REQUIRED FOR SUCH PURPOSES.

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

1.	INTRODUCTION

The ordinary general shareholders’ meeting of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the “Bank”) held on 14th March, 2014 resolved, under item 4.2 of the fourth point of its agenda, to increase the share capital of BBVA, to be charged against voluntary reserves, in accordance with the terms and conditions set out in the resolution (the “Capital Increase”), delegating the execution of the Capital Increase to the Board of Directors of BBVA pursuant to article 297.1.a) of Royal Legislative Decree 1/2010, of 2nd July, by means of which the consolidated Spanish Capital Corporations Law was passed (the “Spanish Capital Corporations Law”).

This information document (the “Information Document”) has been issued in accordance with article 26.1.e) of Royal Decree 1310/2005, of 4th November, which partially develops Act 24/1988, of 28th July, on the Securities Exchange, with respect to the admission of securities for trading on regulated secondary markets, public bids of sale or subscription and the offering circular required for such purposes, which provides that the preparation and publication of a prospectus related to the admission to listing of the shares issued as a consequence of the execution of a free-of-charge capital increase will not be necessary provided that “a document is made available containing information on the number and nature of the shares and the reasons for and details of the offer”. This Information Document is available on the CNMV’s website (www.cnmv.es) and on the Bank’s website (www.bbva.com).

2.	PURPOSE OF THE FREE-OF-CHARGE CAPITAL INCREASE: “THE DIVIDEND OPTION” PROGRAM

The Capital Increase serves as an instrument for the implementation of the shareholder remuneration program named “Dividend Option”, which offers BBVA shareholders the opportunity to elect to receive newly-issued BBVA shares or cash equivalent to the dividend.

The Dividend Option program is in line with other programs implemented by other domestic and international financial institutions and other major listed companies. With it, shareholders benefit from more flexibility and efficiency, since they will be able to adapt their remuneration to their preferences and personal situation.

The Dividend Option program works as follows:

Upon the implementation of the Capital Increase, each shareholder will receive a right of free allocation for each BBVA share held at the record date. These rights will be listed and may be traded on the Spanish Stock Exchanges during a fifteen calendar day period. Once this period has elapsed, the rights will be automatically converted into newly-issued BBVA shares.

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

Under the Dividend Option program, each shareholder may opt for one of the following alternatives:1

(i)	Receive newly issued BBVA shares. In this case, the shareholder will receive free-of-charge the number of new shares corresponding to the number of rights held. The delivery of such shares will not be subject to Spanish withholding tax.

(ii)	Receive their remuneration in cash. To this end, BBVA will assume an irrevocable undertaking to acquire the free allocation rights for a guaranteed fixed price during the first ten calendar days of the period during which the rights will be tradable, which is expected to take place from 29th September, 2014 to 8th October, 2014, both inclusive. This option is granted exclusively to the shareholders of BBVA who have such condition at the time the free allocation rights are assigned (which is expected to occur at 23:59 Madrid (Spain) time on 26th September, 2014) and only in connection with the free allocation rights which are originally assigned to them at such time; accordingly, this option will not be available in respect of any free allocation right acquired through a market purchase. This option will be subject to the same tax treatment as dividends distributed directly in cash and, therefore, the amount to be paid to the shareholders will be subject to a 21% withholding tax deduction.

(iii)	Receive a cash payment through selling rights on the market. Given that the rights will be listed, shareholders may opt to sell them on the market at any time during the trading period described in section 3.4 below at the prevailing market price rather than at the guaranteed fixed price offered by BBVA pursuant to its acquisition undertaking. The proceeds obtained from the market sale will not be subject to withholding tax.

Additionally, shareholders will be able to combine the above mentioned alternatives in view of their preferences.

Shareholders who do not make a timely election will receive the number of new BBVA shares corresponding to them.

3.	DETAILS OF THE OFFER

3.1.	Number of shares to be issued, and number of rights necessary

BBVA’s Board of Directors, at its 24th September, 2014 meeting, approved the execution of the Capital Increase on the terms approved by the Ordinary General Meeting of BBVA shareholders held on 14th March, 2014, under item 4.2 of the fourth point of the agenda.

[1]	Special arrangements apply to BBVA shareholders who hold their shares in the form of ADSs. Please see section 5.

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

Pursuant to the formulas provided for in the resolution of the Ordinary General Meeting of BBVA shareholders, the Board of Directors of the Bank has established the terms of the Capital Increase as follows:

(i)	The maximum number of new shares to be issued as a consequence of the execution of the Capital Increase (the “New Shares”) will be 49,059,739. Accordingly, the maximum aggregate nominal value of the Capital Increase will be € 24,039,272.11, which is the product of multiplying the maximum number of New Shares 49,059,739 by the nominal value of € 0.49 per New Share.

The maximum number of New Shares to be issued is the result of applying the formulas provided for in the applicable resolution adopted by the Ordinary General Meeting of BBVA shareholders, considering that the number of old shares outstanding is 5,887,168,710 (“NOS”), that the reference market value is € 475,000,000 (“RMV”) and that the reference price is € 9.668 (“reference price” or “RP”).2 On this basis:

(a)	The number of rights to be assigned (“rights to be assigned” or “NAR”) is 120, in accordance with the formula indicated in the referred resolution (rounded up to the next whole number):

NAR = RP x NOS / RMV = 9.668 x 5,887,168,710 / 475,000,000 = 120

(b)	The maximum number of New Shares to be issued is 49,059,739, in accordance with the formula established by the Ordinary General Meeting of BBVA shareholders (rounded down to the next whole number):

New Shares = NOS / NAR = 5,887,168,710 / 120 = 49,059,739

Notwithstanding this, the number of New Shares actually issued and, as a result, the nominal value of the Capital Increase, may be less than the foregoing depending on the number of rights of free allocation acquired by the Bank pursuant to its undertaking to acquire the free allocation rights for a guaranteed fixed price. BBVA will waive the free allocation rights acquired pursuant to such undertaking. As a result, only those New Shares corresponding to the free allocation rights which have not been acquired by BBVA pursuant to its undertaking will be issued.

[2]	The Reference Price corresponds to the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over the five trading days prior to 24th September, 2014, the date that BBVA’s Board of Directors resolved to effect the Capital Increase, rounded off to the nearest one-thousandth of a euro and, in the event of a half of one-thousandth of a euro, this will rounded up to the nearest one-thousandth.

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

The New Shares will be issued at their nominal value of forty-nine euro cents (€ 0.49) per New Share, without issuance premium.

(ii)	The number of rights (NAR) necessary to receive one New Share is 120.

BBVA shareholders who appear as such in the book-entry registries of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal (“Iberclear”) at 23:59 Madrid (Spain) time on the day of publication of the announcement of the Capital Increase in the Official Bulletin of the Commercial Registry (“Boletín Oficial del Registro Mercantil”) (envisaged for 26th September, 2014) will receive a free allocation right for each BBVA share held at that time. Consequently, such shareholders will have a right to receive one New Share for each 120 shares held by them on such date.

To ensure that all free allocation rights are effectively exercisable and that the number of New Shares to be issued is a whole number, BBVA has renounced 30 rights corresponding to 30 shares held as treasury stock shares.

3.2.	Definitive fixed price of the undertaking to acquire the free allocation rights

The fixed purchase price of each free allocation right assumed by BBVA is € 0. 080 per right, in accordance with the formula included in point 6, section 4.2 of the shareholders’ resolution adopted pursuant to agenda item 4 of the Ordinary General Meeting of BBVA shareholders held on 14th March, 2014 (rounded off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

Purchase price = RP / (NAR +1) = 9.668 / (120 + 1) = € 0. 080

Accordingly, shareholders who wish to receive their remuneration in cash may sell their rights of free allocation to BBVA at a gross fixed price of € 0. 080 per right.

BBVA’s undertaking to acquire rights of free allocation at this fixed price will be in effect during the first ten calendar days of the period during which the rights will be tradable, which is expected to take place from 29th September, 2014 to 8th October, 2014, both inclusive.3

[3]	Special arrangements apply to BBVA shareholders who hold their shares in the form of ADSs. Please see section 5.

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

3.3.	Calendar

The expected calendar4 for the execution of the Capital Increase is the following:

•	26th September, 2014 (23:59 Madrid (Spain) time): Record date for allocation of rights.

•	29th September, 2014: Rights trading period begins in Spain.

•	8th October, 2014: Deadline for exercising the undertaking to acquire rights assumed by BBVA on the terms set forth above.

•	13th October, 2014: Rights trading period ends.

•	16th October, 2014: Date of payment to shareholders who have exercised the undertaking to acquire rights assumed by BBVA.

•	23rd October, 2014: New Shares allocated to shareholders.

•	24th October, 2014: Initiation of ordinary trading of the New Shares on the Spanish stock exchanges[5], subject to obtaining all necessary authorizations.

3.4.	Assignment of rights and procedure to opt for cash or for New Shares

The free allocation rights will be assigned to the shareholders of BBVA who appear as such in the book-entry registries of Iberclear at 23:59 Madrid (Spain) time on the day of publication of the announcement of the Capital Increase in the Official Bulletin of the Commercial Registry (“Boletín Oficial del Registro Mercantil”) (envisaged for 26th September, 2014). The trading period of the rights will begin on the next trading day and will have a term of fifteen calendar days (envisaged from 29th September, 2014 to 13th October, 2014, both inclusive).

During the trading period of the rights, the shareholders may opt to receive cash or New Shares as explained above, as well as for acquiring in the market free allocation rights sufficient and in the necessary proportion to subscribe for New Shares.

However, those shareholders who wish to exercise the undertaking to acquire rights assumed by BBVA and receive cash at the fixed price will need to communicate their decision no later than the tenth calendar day of the period during which the rights will be tradable, which is expected to take place on 8th October, 2014. This option is granted exclusively to the shareholders of BBVA who have such condition at the time the free allocation rights are assigned (which is expected to occur at 23:59 Madrid (Spain) time on 26th September, 2014) and only in connection with the free allocation rights which are originally assigned to them at such time; accordingly, this option will not be available in respect of any free allocation right acquired through a market purchase.

[4]	This schedule is tentative and may vary on the overseas exchanges where BBVA is traded. Please see section 5.
[5]	We will also seek admission to trading in foreign stock exchanges where BBVA is currently listed.

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

In the absence of a timely express communication of such decision, shareholders will receive New Shares.

To choose among the alternatives offered by the “Dividend Option” program, shareholders will have to contact the entities where their BBVA shares and corresponding free allocation rights are deposited. Specifically:

(i)	Shareholders whose shares are deposited at BBVA Group entities: Shareholders who wish to give instructions will have to give the relevant order. In the absence of an express communication, shareholders will receive New Shares and, if applicable, the proceeds of the liquidation in the market of any rights not-exercisable into a whole New Share.

BBVA shall not charge any fees or costs to those shareholders who opt to receive cash at the guaranteed fixed price or to receive New Shares. In case of sale of the rights on the market, BBVA shall charge the usual fees or costs pursuant to the applicable regulations.

(ii)	Shareholders whose shares are deposited with other entities: These shareholders will have to contact the entity where their shares and rights are deposited to notify them their decision.

The depository entities may charge shareholders fees or costs related to the assignment of New Shares or the sale of rights pursuant to the applicable regulations.

The Capital Increase is carried out free of fees and costs for shareholders in connection with the assignment of the New Shares, with the Bank assuming the costs for the issue, subscription, placing on the market, admission to listing and other related costs.

4.	NATURE OF THE SHARES TO BE ISSUED

4.1.	Par value, issue price and representation of the New Shares

The New Shares to be issued in the Capital Increase will be ordinary shares with a par value of € 0.49 each, of the same class and series and with the same rights as those currently outstanding.

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

The New Shares will be issued at an issue price of € 0.49, which is, without issuance premium, and will be represented in book-entry form, the records of which will be kept by Iberclear and its participant entities.

4.2.	Reserves to which the shares will be charged and balance sheet used for the Capital Increase

The Capital Increase is free of charge and, therefore, does not require any payment from the shareholders. The Capital Increase will be wholly charged against the freely distributable reserve named voluntary reserves, derived from retained earnings, which amounted to € 6,528,284,899.20 as of 31st December, 2013.

The balance sheet used for purposes of the Capital Increase is that corresponding to 31st December, 2013, duly audited by Deloitte, S.L. as of 4th February, 2014 and approved by the Ordinary General Meeting of BBVA shareholder on 14th March, 2014 under the first item of its agenda.

4.3.	Shares in deposit

Following the end of the trading period of the free allocation rights, the New Shares that have not been capable of being assigned due to causes not attributable to BBVA will be kept in deposit and available to whomever evidences lawful ownership of the relevant free allocation rights.

Three years after the end of the free allocation rights trading period, the shares still pending to be allotted may be sold at the risk and expense of the interested parties in accordance with article 117 of the Spanish Capital Corporations Law. The net proceeds of the sale will be deposited in the Bank of Spain or in the General Deposit Bank (Caja General de Depósitos) at the disposal of the interested parties.

4.4.	Rights of the New Shares

The New Shares will confer economic rights upon their holders from the date on which the New Shares are registered in the accounting records of Iberclear, and the right to participate in the distribution of the assets resulting from the liquidation of the Company.

4.5.	Admission to listing

The Bank will apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Spanish SIBE electronic trading platform, and shall take the steps and actions that may be necessary with the competent bodies of the foreign stock exchanges on which BBVA shares are traded (currently London, Mexico and, through ADSs (American Depositary Shares), the New York Stock Exchange, as well as the Lima Stock Exchange, by virtue of the agreement among such exchanges) in order for the New Shares issued under the Capital Increase to be admitted to trading. Subject to the granting of the relevant authorizations, it is expected that the ordinary trading of the New Shares on the Spanish stock exchanges will begin on 24th October, 2014.

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

4.6	Tax matters

In general, and pursuant to the criteria stated by the Tax Department (Dirección General de Tributos) in response to several binding queries, the applicable tax regime in Spain for shareholders is as follows:

For tax purposes, the vesting of the New Shares will be deemed to be the vesting of free-of-charge shares and, consequently, will not be considered as income for the purpose of Spanish personal income tax (“IRPF”), for corporate income tax (“IS”) or for non-residents income tax (“IRNR”), whether or not acting through a permanent establishment in Spain.

The acquisition value of New Shares received as a consequence of the Capital Increase and of the shares from which they originate will be the total cost divided by the corresponding number of shares, including both old and newly issued shares. The seniority of such free-of-charge shares will be the same as the shares from which they originate.

If shareholders sell their free allocation rights on the market, the amount obtained from the transfer of such rights will, in general, be subject to the following taxes:

•	In the case of IRPF and IRNR and if the transaction is carried out without the mediation of a permanent establishment, the amount obtained from the transfer of free allocation rights on the market will receive the same tax treatment as pre-emptive subscription rights. Consequently, for tax purposes, the amount obtained from the transfer of the free allocation rights is subtracted from the acquisition value of the shares from which these rights originate, in application of article 37.1.a) of Act 35/2006, of 28th November, on Personal Income Tax (IRPF), which partially amends the Acts on Corporate Income Tax (IS), non-Resident Income Tax (IRNR) and Wealth Tax (IP).

Thus only if the amount obtained from the transfer of the rights exceeds the acquisition value of the shares from which they originate will the difference be considered a capital gain of the transferor in the tax period in which the transfer takes place.

•	In the case of IS and IRNR, when the transaction is carried out through a permanent establishment in Spain, insofar as it completes a full trading cycle, tax will be payable in accordance with the applicable accounting rules.

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

If BBVA shareholders entitled to free allocation rights decide to exercise BBVA’s undertaking to acquire the rights for cash, the tax treatment applicable to the amount obtained from the transfer to the Bank of such free allocation rights received due to the shareholder’s status as such, will be equivalent to the tax treatment applicable to dividends distributed directly in cash and therefore subject to the corresponding withholding tax, which currently stands at 21%.

The amount obtained from the transmission of the free allocation rights to BBVA pursuant to BBVA’s acquisition undertaking may benefit from the exemption, capped at € 1,500 a year, established under the prevailing regulations on dividends.

5.	FOREIGN JURISDICTIONS WHERE BBVA SHARES ARE LISTED

The options, terms and procedures indicated in this Information Document may not be the same in respect of BBVA shares listed outside Spain, including in the form of BBVA ADSs. Shareholders holding such shares should consult the public announcements made and other documents published in the relevant jurisdictions.

*    *    *

Banco Bilbao Vizcaya Argentaria, S.A.

P.p.

Erik Schotkamp

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September 24, 2014	By: /s/ Erik Schotkamp
Name: Erik Schotkamp
Title: Capital & Funding Managing Director